Exhibit 99.3

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports second quarter 2008 results
Operating earnings per share of $0.91
TORONTO (July 31, 2008) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced operating earnings(1) of $519 million for the second quarter of 2008. Fully diluted operating earnings per share (EPS)(2) of $0.91 decreased 12% from the second quarter of 2007. Operating return on equity (ROE) was 12.9% for the quarter.
“Sun Life’s Canadian platform is performing solidly in a challenging and highly competitive environment, achieving 6 per cent growth compared to the same period last year,” said Donald A. Stewart, Chief Executive Officer. “In addition, MFS’s performance showed strength with positive flows despite difficult markets. However, the Company’s overall results were affected by the volatility in global financial markets that persisted during the quarter. While our overall results are disappointing, realistic expectations must take into account what is happening in the markets. We remain confident in the strength of Sun Life’s businesses and balanced model, diversified growth strategy, prudent capital management and leadership strength.”
Earnings year over year were impacted by the strong performance of the Canadian dollar relative to foreign currencies since the second quarter of 2007, which reduced operating earnings by $17 million or $0.03 per share.
Business highlights
During the second quarter of 2008, the Company progressed on a number of its strategic objectives and continued to deliver on its growth and distribution expansion strategies in each of its markets.
SUN LIFE FINANCIAL CANADA (SLF CANADA)
•	Individual segregated fund sales in Canada, including sales of SunWise Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 55% to $657 million in the second quarter of 2008 over the same period last year. In May 2008, the SunWise Elite Plus segregated funds surpassed $1 billion in assets under management since last year’s launch.

•	Individual Insurance and Investments further diversified its product line, launching a new packaged Life and Critical Illness product and an updated Term Life product.

•	Sun Life Financial received the 2008 Award of Excellence from the Insurance and Financial Communicators Association for launching in early 2008, MyFinancialPlan, a new financial planning section on the consumer website www.sunlife.ca/MyFinancialPlan.

•	Group Retirement Services sales increased by 211% to $1.5 billion over the second quarter of 2007, including the installation of Imperial Oil Limited. Also included in Q2 2008 sales was $186 million of retained assets representing a 42% retention ratio from members leaving plans during the second quarter of 2008.

•	Group Retirement Services continued to build on its success in the Defined Contribution (DC) industry in the first quarter of 2008 capturing 32% of the industry’s new sales and 46% of total DC market activity, which includes new sales and retention activity, as recently reported by LIMRA.
SUN LIFE FINANCIAL U. S. (SLF U. S.)
•	Individual Insurance continued its product development initiatives by strengthening its variable universal life (VUL) portfolio with the introduction of Sun Prime Survivorship VUL.

•	Individual Insurance continued to diversify core product sales driven in part by the success of new products developed over the past year including Sun Executive Product Series, designed for the small business executive benefits market, and Sun Universal Protector Plus, a flexible premium universal life product. Core sales increased 54% over the first quarter of 2008. Through the first six months of 2008, sales of universal life policies with no-lapse guarantees made up 65% of core sales in the quarter compared to 95% for the full year 2007.
MFS
•	MFS achieved net positive flows of US$1.0 billion in the quarter. Fund performance remained strong with 78%, 84% and 72% of fund assets ranked in the top half of their Lipper Category Average over 3, 5 and 10 years respectively, as of June 30, 2008.

•	The Wall Street Journal ranked MFS’s Utilities Fund as a “Category King” for its one-year performance in the utility sector, while the Emerging Markets Equity and International New Discovery funds were listed among the funds with the best 5- and 10-year performance track records, respectively.

•	MFS expanded its global reach during the quarter establishing an investment research office in Sydney, Australia. MFS now provides integrated global sector research coverage in six key financial centres globally. Also during the quarter, MFS opened its first non-U.S. trade desk, operating from its London based office.

(1)	Operating earnings, operating EPS and operating ROE are non-GAAP financial measures. For additional information see “Use of Non-GAAP Financial Measures.”

(2)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
Sun Life Financial Inc. | sunlife.com     1

Shareholders’ report
SUN LIFE FINANCIAL ASIA (SLF ASIA)
•	In India, Birla Sun Life Insurance Company (BSLIC) second quarter individual life insurance sales in local currency were nearly three times the volume from a year ago from increased distribution reach. BSLIC continued its regional expansion with the opening of 254 branches, bringing its branch network close to 600 across India.

•	In the Philippines, Sun Life Asset Management Company (SLAMC) won six fund performance awards from the Investment Company Association of the Philippines for 2007. SLAMC offers the largest family of mutual funds in the Philippines.
Financial highlights
•	Operating ROE decreased 170 basis points to 12.9% from operating ROE of 14.6% in the second quarter of 2007. ROE of 12.9% decreased 160 basis points from ROE of 14.5% in the second quarter of 2007.

•	Operating EPS of $0.91 for the quarter decreased 12% compared to operating EPS of $1.03 in the second quarter of 2007. EPS of $0.91 for the quarter decreased 11% compared to EPS of $1.02 in the second quarter of 2007.

•	Sun Life Financial declared $202 million in common shareholder dividends during the quarter, representing a payout ratio of 39%.

•	Sun Life Financial repurchased approximately 2.2 million common shares for $99 million during the second quarter of 2008, for total share repurchases of $209 million in the first six months of this year.

•	On June 26, 2008, Sun Life Financial completed a public offering in Canada of $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018.
USE OF NON – GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, such as operating earnings, operating EPS, operating ROE, ROE for business groups, MFS’s pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis and value of new business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2008, the Sun Life Financial group of companies had total assets under management of $413 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. | Second Quarter 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended June 30, 2008
Dated July 31, 2008
Earnings and profitability
The financial results presented in this document are unaudited
FINANCIAL SUMMARY

	Quarterly results					Year to date
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income ($ millions)	519	533	555	577	590	1,052	1,087

Operating earnings(1) ($ millions)	519	533	560	583	593	1,052	1,151

Basic earnings per common share (EPS) ($)	0.92	0.95	0.98	1.02	1.03	1.87	1.90
Fully diluted EPS ($)	0.91	0.93	0.97	1.00	1.02	1.85	1.88
Fully diluted operating EPS(1) ($)	0.91	0.93	0.98	1.01	1.03	1.85	1.99

Return on common equity (ROE) (%)	12.9	13.4	14.2	14.7	14.5	13.2	13.2
Operating ROE(1) (%)	12.9	13.4	14.3	14.8	14.6	13.2	14.0

Average common shares outstanding (millions)	561.6	563.8	566.2	567.8	570.1	562.7	571.1
Closing common shares outstanding (millions)	559.9	561.9	564.1	566.4	568.1	559.9	568.1

Sun Life Financial Inc.(2) reported common shareholders’ net income of $519 million for the quarter ended June 30, 2008, compared with $590 million in the second quarter of 2007. Operating earnings of $519 million for the second quarter of 2008 were down $74 million from $593 million in the second quarter of 2007. The strengthening of the Canadian dollar relative to foreign currencies since the second quarter of 2007 reduced quarterly earnings by $17 million. On a constant currency basis, operating earnings in the second quarter of 2008 were lower by $57 million or 10% compared to the second quarter of 2007.
Net income in the second quarter of 2008 was affected by a decline in equity markets in the Company’s U.S.-based businesses, the unfavourable impact of interest rate movements and associated hedges, wider credit spreads and credit-related allowances on actuarial reserving requirements, and credit-related losses on asset sales in SLF U.S., as well as the impact of higher interest rates and increased investment in growth in SLF Asia. These decreases were partially offset by favourable morbidity experience as well as the favourable impact of equity markets and higher interest rates in SLF Canada and changes in income tax liabilities in Corporate Support.
ROE for the second quarter of 2008 was 12.9% compared with 14.5% for the second quarter of 2007. The 160 basis point decrease was primarily the result of a reduction in earnings in the Company’s U.S.-based businesses. EPS(3) of $0.91 were 11% lower than the $1.02 reported in the prior year.
Operating EPS for the second quarter of 2008 were $0.91, down 12% from operating EPS of $1.03 in the second quarter of 2007. Operating ROE of 12.9% for the quarter was down from operating ROE of 14.6% in the second quarter of 2007. Excluding the impact of currency, operating EPS would have been $0.94, a decrease of 9% over the second quarter of 2007.
Common shareholders’ net income for the first six months of 2008 was $1,052 million, a decrease of $35 million compared to the same period in 2007. Earnings in the first six months of 2008 were affected by a decline in equity markets in the Company’s U.S. businesses, the unfavourable impact of wider credit spreads and credit-related allowances on actuarial reserving requirements in SLF U.S., the impact of wider credit spreads and increased investment in growth in SLF Asia and the strengthening of the Canadian dollar relative to foreign currencies. These decreases were partially offset by business growth in the Employee Benefits Group and reduced new business strain in Individual Insurance in SLF U.S. as well as changes in income tax liabilities in Corporate Support. Results in the first six months of 2007 included after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s second quarter 2008 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)	Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures.”

(2)	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

(3)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
Sun Life Financial Inc. | sunlife.com     3

Management’s discussion and analysis
Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”
SLF CANADA

	Quarterly results					Year to date
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income ($ millions) Individual Insurance & Investments	177	149	147	152	177	326	323
Group Benefits	80	49	76	59	69	129	120
Group Wealth	39	49	40	46	34	88	87

Total	296	247	263	257	280	543	530
ROE (%)	16.7	14.1	15.0	14.7	16.1	15.4	15.2

SLF Canada’s earnings increased by $16 million, or 6%, compared to the second quarter of 2007. This increase is mainly attributable to the favourable impact of increased interest rates and equity markets in the second quarter of 2008. Earnings in Q2 2007 included the favourable impact of a $42 million reinsurance transaction and $18 million in credit-related allowances.
•	Individual Insurance & Investments earnings for the second quarter of 2008 were unchanged from the second quarter of 2007. Earnings in the second quarter of 2008 were favourably impacted by higher interest rates and favourable equity markets. Prior year’s results included the favourable impact of an internal reinsurance transaction on actuarial reserves.

•	Group Benefits earnings for the second quarter of 2008 increased by 16% from the second quarter of 2007 due primarily to favourable morbidity experience in Q2 2008 and credit-related allowances recorded in the second quarter of 2007. This was partially offset by less favourable mortality experience in the second quarter of 2008.

•	Group Wealth earnings for the second quarter of 2008 increased by 15% from the second quarter of 2007 primarily from credit-related allowances recorded in the second quarter of 2007.
Six-month earnings increased by $13 million, or 2%, over the same period in 2007 due to higher earnings in all of SLF Canada’s business units. This was primarily from the favourable impact of morbidity experience, asset reinvestment gains from wider credit spreads and the negative impact of credit-related allowances recorded in 2007, partially offset by favourable actuarial reserve changes that occurred in 2007.
SLF U. S.

	Quarterly results					Year to date
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income (US$ millions)
Annuities	22	75	57	99	80	97	160
Individual Insurance	35	19	84	41	37	54	42
Employee Benefits Group	25	19	24	22	25	44	24

Total (US$ millions)	82	113	165	162	142	195	226
Total (C$ millions)	83	113	157	170	156	196	254
ROE (%)	7.8	10.7	15.3	14.7	14.0	9.2	11.8

Earnings for SLF U.S. decreased C$73 million, or 47%, compared to the second quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$7 million in the second quarter of 2008 compared to the second quarter of 2007.
In U.S. dollars, earnings were US$82 million, 42% lower than in the second quarter of 2007. Earnings decreased in the second quarter of 2008 primarily as a result of the unfavourable impact of interest rates and associated hedges, a decline in equity markets, the impact of wider credit spreads and credit-related allowances on actuarial reserving requirements for the fixed annuity block and credit-related losses on asset sales.
•	Annuities earnings decreased by US$58 million compared to the second quarter of 2007 primarily as a result of the unfavourable impact of interest rates and associated hedges, a decline in equity markets, the impact of wider credit spreads and credit-related allowances on actuarial reserving requirements for the fixed annuity block and lower spread income in part due to credit-related losses on asset sales.

•	Individual Insurance earnings were lower by US$2 million compared to the second quarter of 2007 primarily due to credit-related losses on asset sales, less favourable experience gains and an increase in credit-related allowances in actuarial reserves, partially offset by higher in force operating earnings.

•	Employee Benefits Group (EBG) earnings were unchanged at US$25 million compared to the second quarter of 2007 as the growth in the business, including the acquisition in the second quarter of 2007, was offset by unfavourable mortality experience.
Six-month earnings decreased by US$31 million, or 14%, compared to the same period in 2007 due to the negative impact of wider credit spreads and credit-related allowances on actuarial reserves for the fixed annuity block, unfavourable equity market movements and credit-related losses on asset sales. The negative impact of these amounts was partially offset by positive variable annuity hedge experience in Annuities in the first quarter of 2008, the favourable impact of the acquisition in the second quarter of 2007 in EBG and decreased new business strain on universal life sales in Individual Insurance.
4     Sun Life Financial Inc. | Second Quarter 2008

MFS
Management’s discussion and analysis

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income (US$ millions)	55	59	74	65	62	114	123
Common shareholders’ net income (C$ millions)	56	59	73	68	68	115	140
Pre-tax operating profit margin ratio(4)	34%	35%	40%	36%	34%	34%	34%
Average net assets (US$ billions)	191	187	203	199	200	189	195
Assets under management (US$ billions)	183	184	200	204	202	183	202
Net sales/(redemptions) (US$ billions)	1.0	(2.7)	(3.2)	(0.9)	(0.1)	(1.7)	0.1
Market movement (US$ billions)	(2.0)	(12.5)	(1.5)	3.3	9.5	(14.5)	13.9
S&P 500 Index (daily average)	1,371	1,349	1,495	1,489	1,497	1,360	1,461

Earnings for MFS decreased C$12 million, or 18%, compared to the second quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$5 million in the second quarter of 2008 compared to the second quarter of 2007.
In U.S. dollars, second quarter earnings were US$55 million, US$7 million, or 11%, lower than in the second quarter of 2007 primarily due to lower average net assets as a result of a decline in equity markets. Average net assets of US$191 billion decreased 5% compared to the second quarter of 2007.
Six-month earnings decreased by US$9 million, or 7%, compared to the same period in 2007 primarily due to lower average net assets as a result of a decline in equity markets.
Total assets under management at June 30, 2008 were US$183 billion, a decrease of US$1 billion compared to March 31, 2008, driven by market depreciation of US$2.0 billion, which was partially offset by net sales of US$1.0 billion.
SLF ASIA

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income ($ millions)	12	13	38	30	17	25	55
ROE (%)	4.1	4.4	13.6	10.9	6.0	4.3	9.7

Second quarter 2008 earnings for SLF Asia of $12 million were down by $5 million, or 29%, from the second quarter of 2007 primarily due to lower earnings in Hong Kong from the effect of higher interest rates, and increased investment in growth in India. These decreases were partially offset by the effect of reserve changes reflecting revised interest rate projections in the Philippines.
Six-month earnings were down 55% from last year due to lower earnings in Hong Kong where in 2007 the effect of improvements in asset liability matching resulted in a one-time favourable impact on earnings. In addition, the 2008 earnings were negatively impacted by the effect of wider credit spreads in Hong Kong, and increased investment in growth in India. These decreases were partially offset by the favourable impact of reserve changes for Critical Illness riders in Hong Kong and for revised interest rate projections in the Philippines.
SLF Asia individual life insurance sales in the second quarter of 2008 were up 89% over the same period last year, driven primarily by strong growth in India. In India, Birla Sun Life Insurance Company’s individual life insurance sales were nearly three times the volume from the second quarter of 2007 as a result of increased distribution reach. In local currency, sales were up by 50% in Hong Kong from improved agency productivity. Second quarter sales grew by 10% and 9% in China and Indonesia, respectively, over the same period in 2007.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income/(loss) ($ millions)
SLF U.K.	41	59	23	48	42	100	142
SLF Reinsurance	(1)	22	25	21	33	21	51
Corporate Support	32	20	(24)	(17)	(6)	52	(85)

Total	72	101	24	52	69	173	108

     Earnings in the second quarter of 2008 increased by $3 million compared to the second quarter of 2007 due to the positive impact of changes in income tax liabilities in Corporate Support, which were partially offset by lower earnings from unfavourable mortality and a change in actuarial reserves to reflect updated cash flow testing in SLF Reinsurance.
(4)      Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.
Sun Life Financial Inc. | sunlife.com      5

Management’s discussion and analysis
Six-month earnings increased by $65 million, or 60%, over the same period in 2007 due to the positive impact of changes in income tax liabilities in Corporate Support, partially offset by lower earnings from less favourable mortality and changes in actuarial reserves to reflect updated cash flow testing in SLF Reinsurance. Results in the first six months of 2007 included after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include regular premiums received on life and health insurance policies as well as fixed annuity products and fee income received for services provided. Net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments are also included. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of these assets are largely offset by corresponding changes in the value of actuarial liabilities on the basis that the projected asset cash flows continue to be sufficient to provide for the related projected policy liability cash flows. Reductions in the value of these assets due to changes in estimates of the projected asset cash flows will result in an increase in actuarial liabilities recorded in the consolidated statement of operations.

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Revenues ($ millions)
SLF Canada	2,276	2,320	2,610	2,500	1,801	4,596	4,175
SLF U.S.	1,624	1,060	1,637	2,052	1,944	2,684	4,141
MFS	367	362	390	417	433	729	880
SLF Asia	71	119	294	286	182	190	397
Corporate	73	25	474	444	140	98	491

Total as reported	4,411	3,886	5,405	5,699	4,500	8,297	10,084

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	(1,366)	(1,918)	(364)	(321)	(1,106)	(3,284)	(1,313)

Total adjusted revenue	5,777	5,804	5,769	6,020	5,606	11,581	11,397

Revenues of $4.4 billion earned in the second quarter of 2008 decreased by $89 million from the same period in 2007 mainly due to lower net investment income and fee income partially offset by an increase in premiums. Total revenue when adjusted for the impact of currency and changes in the fair value of held-for-trading assets and derivative instruments was $5.8 billion, an increase of $171 million from the Q2 2007 adjusted revenue. This increase mainly reflected growth in health premiums, including the EBG acquisition during the second quarter of 2007.
Premium revenue of $3.3 billion rose by $102 million in the second quarter of 2008 compared to the second quarter of 2007 in spite of the unfavourable impact of $146 million from the appreciated Canadian dollar relative to other foreign currencies. Second quarter 2008 health premiums of $994 million increased by $133 million over the comparable period a year ago mostly from the $89 million growth in SLF U.S. Employee Benefits Group, including the EBG acquisition.
Second quarter 2008 net investment income of $390 million declined by $82 million compared to the second quarter of 2007. Interest income decreased by $80 million from lower interest rates and a $56 million reduction due to the strength of the Canadian dollar against foreign currencies since the second quarter of 2007. The reduction in net investment income due to net fair value changes on held-for-trading assets and derivative instruments in the second quarter of 2008 was similar to that in the second quarter of 2007 caused primarily by rising interest rates in each period.
Fee income of $715 million in the second quarter of 2008 was down $109 million compared to the same period in the previous year as lower fees of $59 million were earned in SLF U.S. mostly due to the sale of Independent Financial Marketing Group and Sun Life Retirement Services (U.S.), Inc. There was also a reduction of $48 million related to changes in foreign exchange rates.
Total revenues of $8.3 billion for the six months ended June 30, 2008 decreased by $1.8 billion as compared to the same period in 2007 primarily from lower net investment income. Net investment income of $386 million for the six months ended June 30, 2008 dropped by $1.5 billion from the comparable period a year ago, primarily due to the volatile market conditions and the tight credit environment that resulted in fair value losses on held-for-trading assets during the first six months of 2008. There was also a decline of $472 million in total revenues as a result of changes in foreign exchange rates.
6      Sun Life Financial Inc. | Second Quarter 2008

Management’s discussion and analysis
ASSETS UNDER MANAGEMENT (AUM)
AUM were $413.2 billion as at June 30, 2008 compared to $415.3 billion as at March 31, 2008, and $440.1 billion as at June 30, 2007. The decrease of $2.1 billion between March 31, 2008 and June 30, 2008 resulted primarily from:
(i)	negative market movements of $0.8 billion;
(ii)	a decrease of $2.2 billion from a stronger Canadian dollar relative to the prior period currency exchange rates; and
(iii)	a decrease of $1.3 billion from the change in value of held-for-trading assets; partially offset by
(iv)	net sales of mutual, managed and segregated funds of $2.2 billion.
AUM decreased $26.9 billion between June 30, 2007 and June 30, 2008. The reduction in AUM related primarily to:
(i)	declining market performance that lowered AUM by $15.7 billion; and
(ii)	a decrease of $14.4 billion from currency fluctuations; partly offset by
(iii)	net sales of mutual, managed and segregated funds of $3.2 billion.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $113.6 billion as at June 30, 2008, compared to $116.1 billion a year earlier, as the unfavourable impact of $2.5 billion from currency fluctuations reduced general fund assets.
Total general fund assets decreased by $716 million from the December 31, 2007 level of $114.3 billion. The favourable impact of $1.3 billion from currency fluctuations was more than offset by the declines in general fund assets in SLF U.S. and SLF U.K. that included the negative changes in value of held-for-trading assets.
Actuarial and other policy liabilities of $78.2 billion as at June 30, 2008 decreased by $4.8 billion compared to June 30, 2007, mainly due to the decrease in actuarial and other policy liabilities related to the corresponding changes in fair value of held-for-trading assets. The currency effect resulting from an appreciated Canadian dollar at the end of the second quarter of 2008 compared to the same period a year ago reduced actuarial and other policy liabilities by $1.7 billion.
Actuarial and other policy liabilities were lower by $1.6 billion compared to the December 31, 2007 amount of $79.8 billion. The decrease in actuarial and other policy liabilities resulting from the corresponding changes in fair value of held-for-trading assets was partially offset by the $0.9 billion favourable currency fluctuations.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $17.5 billion as at June 30, 2008 compared to $17.4 billion as at March 31, 2008 and $17.1 billion as at December 31, 2007. The increase of $79 million between March 31, 2008 and June 30, 2008 resulted primarily from:
(i)	shareholders’ net income of $536 million, before preferred share dividends of $17 million; mostly diminished by

(ii)	a decrease of $19 million from currency fluctuations;

(iii)	unrealized losses on available-for-sale assets in other comprehensive income of $124 million;

(iv)	common share dividend payments of $202 million; and

(v)	the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $95 million.
Shareholders’ equity increased $361 million between December 31, 2007 and June 30, 2008. The increased shareholders’ equity related primarily to:
(i)	shareholders’ net income of $1,087 million, before preferred share dividends of $35 million; and

(ii)	an increase of $247 million from currency fluctuations; partly diminished by

(iii)	unrealized losses on available-for-sale assets in other comprehensive income of $368 million;

(iv)	common share dividend payments of $405 million; and

(v)	the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $165 million.
As at July 25, 2008, Sun Life Financial Inc. had 559.6 million common shares and 61.0 million preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com       7

Management’s discussion and analysis
CASH FLOWS

	Quarterly Results		Year to date
($ millions)	Q2’08	Q2’07	2008	2007

Cash and cash equivalents, beginning of period	3,257	5,414	3,603	4,936
Cash flows provided by (used in):
Operating activities	599	(247)	792	(207)
Financing activities	124	(618)	178	(400)
Investing activities	(819)	(1,050)	(1,483)	(829)
Changes due to fluctuations in exchange rates	(47)	(186)	24	(187)

Increase (decrease) in cash and cash equivalents	(143)	(2,101)	(489)	(1,623)

Cash and cash equivalents, end of period	3,114	3,313	3,114	3,313
Short-term securities, end of period	2,268	1,265	2,268	1,265

Total cash, cash equivalents and	5,382	4,578	5,382	4,578
short-term securities

Net cash, cash equivalents and short-term securities of $5.4 billion as at the end of the second quarter of 2008 increased by $804 million compared to the second quarter of 2007. Cash generated by operations was $846 million higher in the second quarter of 2008 than 2007. The increase was due to business growth in SLF Canada’s Wealth business and a reduced level of surrenders in SLF U.S.’s Annuity operations. Cash used in investing activities was lower by $231 million in the second quarter of 2008 than in the same quarter of 2007 as the $725 million acquisition of the Genworth EBG Business closed on May 31, 2007, and this year’s second quarter net purchases of invested assets increased from the second quarter of 2007. Cash provided by financing activities in the second quarter of 2008 was $742 million higher than in the same period a year ago with the US$600 million redemption of Partnership Capital Securities during the second quarter of 2007. There was also the issuance of $350 million in principal amount of subordinated unsecured debentures in the second quarter of 2008, while $400 million in principal amount of subordinated unsecured debentures was issued during the second quarter of 2007.
There was a decrease in cash and cash equivalents of $489 million in the first six months of 2008 as compared to a $1.6 billion decrease in cash and cash equivalents in the same period of 2007. Cash generated from operating activities improved by $999 million, primarily due to a lower level of surrenders and maturities in SLF U.S. Annuities and a reduction in the level of transfers by policyholders from general funds to segregated funds. Cash provided by financing activities in the first six months of 2008 increased by $578 million from the first six months of 2007 as the US$600 million Partnership Capital Securities were redeemed during 2007. Financing activities also reflected the issuance of $750 million in principal amount of subordinated unsecured debentures in the first half of 2008 as compared to the $400 million in principal amount of subordinated unsecured debentures, $250 million in principal amount of senior unsecured debentures and preferred shares of $250 million issued in the first half of 2007. Cash used in investing activities was higher by $654 million during the first half of 2008 than during the first half of 2007 primarily due to higher net purchases of invested assets in the current year.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.
Quarterly Financial Summary

Unaudited	Quarterly results
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06

Common shareholders’ net income ($ millions)	519	533	555	577	590	497	545	541

Operating earnings ($ millions)	519	533	560	583	593	558	545	541

Basic EPS ($)	0.92	0.95	0.98	1.02	1.03	0.87	0.95	0.94

Fully diluted EPS ($)	0.91	0.93	0.97	1.00	1.02	0.86	0.94	0.93

Fully diluted operating EPS ($)	0.91	0.93	0.98	1.01	1.03	0.96	0.94	0.93

Total revenue ($ millions)	4,411	3,886	5,405	5,699	4,500	5,584	6,137	6,604

Total AUM ($ billions)	413	415	425	427	440	451	442	405

ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are strategic risk, credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2007. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change with movements in market levels, business portfolio changes, or as management actions are taken.
INVESTMENTS
As at June 30, 2008, the Company held $58.6 billion of bonds, which constituted 57% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 68%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio as at June 30, 2008.
8     Sun Life Financial Inc. | Second Quarter 2008

Management’s discussion and analysis
As at June 30, 2008, the Company held $10.5 billion of non-public bonds, which constituted 18% of the Company’s overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 77% of the total bond portfolio as at June 30, 2008, compared to 76% as at December 31, 2007.
The Company had total exposure of $856 million to monoline insurers as at June 30, 2008, of which $74 million, or 8.7%, represented direct exposure to the monoline insurers and $782 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provided the underlying bonds with a credit rating of AAA. Absent the credit insurance, 94.5% of the underlying bonds have an investment grade credit rating (0.6% AAA, 9.1% AA, 37.9% A and 46.9% BBB) and 5.5% have a rating of BB or lower. At June 30, 2008, no single insurer represented more than 33.7% of the total monoline exposure and no underlying issuer represented more than 9.5 % of the total exposure in connection with monoline insurers.
The Company’s bond portfolio as at June 30, 2008 included $6.0 billion of asset-backed securities reported as bonds, representing approximately 10.2% of the Company’s bond portfolio, or 5.8% of the Company’s total invested assets. This compares to $6.6 billion as at December 31, 2007. The $0.6 billion decrease in the value of asset-backed securities is primarily the result of the impact of higher credit spreads on asset values.

	June 30, 2008		December 31, 2007
		Investment		Investment
($ millions)	Fair value	grade %	Fair value	grade %

Commercial mortgage-backed securities	2,292	99.6	2,523	99.6
Residential mortgage-backed securities:
Agency	1,112	100.0	1,112	100.0
Non-agency	1,251	99.6	1,486	99.9
Collateralized Debt Obligations	355	96.9	422	97.5
Other *	947	99.1	1,075	99.6

Total	5,957	99.5	6,618	99.6

*	Other includes subprime, a portion of the Company’s exposure to alt-a and other asset-backed securities
The Company’s asset-backed securities are further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

		RMBS –	RMBS –
As at June 30, 2008	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	64.2%	100.0%	34.2%	48.7%	25.4%
AA	9.4%	0.0%	47.6%	30.7%	30.3%
A	10.5%	0.0%	13.5%	16.9%	32.7%
BBB	15.5%	0.0%	4.3%	0.6%	10.7%
BB & Below	0.4%	0.0%	0.4%	3.1%	0.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	79.5%	62.6%	84.9%	63.5%	72.2%
2006	15.1%	9.7%	12.4%	19.4%	14.8%
2007	5.2%	12.2%	2.7%	17.1%	2.5%
2008	0.2%	15.5%	0.0%	0.0%	10.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities, CDOs = Collateralized Debt Obligations

		RMBS –	RMBS –
As at December 31, 2007	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	63.2%	100.0%	31.8%	43.8%	35.0%
AA	8.3%	0.0%	48.2%	41.4%	22.5%
A	10.5%	0.0%	14.7%	11.7%	28.4%
BBB	17.6%	0.0%	5.2%	0.6%	13.7%
BB & Below	0.4%	0.0%	0.1%	2.5%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	79.9%	68.6%	84.7%	61.5%	80.4%
2006	15.3%	10.3%	12.6%	21.0%	15.9%
2007	4.8%	21.1%	2.7%	17.5%	3.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities, CDOs = Collateralized Debt Obligations
As at June 30, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $250 million and $166 million, respectively, together representing approximately 0.4% of the Company’s total invested assets. Alt-A loans generally are
Sun Life Financial Inc. | sunlife.com     9

Management’s discussion and analysis
residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. Ninety-seven per cent of these investments either were issued before 2006 or have an “AAA” rating.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	June 30, 2008	December 31, 2007

Net fair value	976	1,309
Total notional amount	46,968	42,642
Credit equivalent amount	2,176	2,351
Risk weighted credit equivalent amount	53	56

The total notional amount increased to $47.0 billion as at June 30, 2008, from $42.6 billion as at December 31, 2007, and the net fair value decreased to $1.0 billion as at June 30, 2008 from the December 31, 2007 amount of $1.3 billion. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $82.7 million as at June 30, 2008, $34 million more than the December 31, 2007 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at June 30, 2008, compared with $2.9 billion as at December 31, 2007.
OUTLOOK
The Company’s earnings and the value of its fixed income assets may be adversely affected in a deteriorating credit environment. Declining stock market indices may also adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes during the Company’s most recent three-month period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Canadian Accounting Standards Board (AcSB) has confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian generally accepted accounting principles (Canadian GAAP) for publicly accountable enterprises.
In order to prepare for the conversion to IFRS, the Company has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	accounting policy changes;

•	information technology and data systems impacts;

•	education and training requirements;

•	internal control over financial reporting;

•	financial reporting requirements; and

•	impacts on business activities.
The plan highlights the need to identify key accounting policy changes as the first step in the conversion process. Once these changes have been identified, other elements of the plan will be addressed. In order to facilitate this identification process, the plan provides for education and training to be provided to selected employees involved in the transition.
Certain elements of the plan have already commenced, including education and training sessions for employees throughout the organization, and this will continue throughout the implementation period. The identification of changes in accounting policies and contract classification for insurance contracts is currently underway.
As implications of the conversion are identified, information technology and data systems impacts will be assessed. Similarly, impacts on business activities will be assessed as differences are identified between the Company’s current accounting policies and IFRS.
10     Sun Life Financial Inc. | Second Quarter 2008

Management’s discussion and analysis
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Management measures the performance of the Company’s business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue which excludes the impact of currency, and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

($ millions)	Quarterly results
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06

Reported earnings (GAAP)	519	533	555	577	590	497	545	541
After-tax gain (loss) on special items
Clarica brand write-off	—	—	—	—	—	(43)	—	—
Re-branding expenses in Canada	—	—	(3)	(5)	(2)	—	—	—
EBG integration costs	—	—	(2)	(1)	(1)	—	—	—
Premium to redeem Partnership Capital Securities	—	—	—	—	—	(18)	—	—

Total special items	—	—	(5)	(6)	(3)	(61)	—	—

Operating earnings	519	533	560	583	593	558	545	541

FORWARD-LOOKING STATEMENTS
Certain statements in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; movements in credit spreads; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. | sunlife.com       11

Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended		For the six months ended
		June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars except for per share amounts)		2008	2007	2008	2007

Revenue
Premium income:
Annuities		$882	$874	$1,699	$1,858
Life insurance		1,430	1,469	2,818	2,981
Health insurance		994	861	1,974	1,678

		3,306	3,204	6,491	6,517

Net investment income (Note 7):
Change in fair value of held-for-trading assets		(1,176)	(1,480)	(2,348)	(1,582)
Income (loss) from derivative investments		55	378	(415)	279
Net gains on available-for-sale assets		24	29	52	61
Other net investment income		1,487	1,545	3,097	3,155

		390	472	386	1,913

Fee income		715	824	1,420	1,654

		4,411	4,500	8,297	10,084

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,336	1,954	2,605	3,437
Annuity payments		345	353	684	708
Death and disability benefits		687	672	1,368	1,343
Health benefits		736	630	1,454	1,240
Policyholder dividends and interest on claims and deposits		304	333	583	651

		3,408	3,942	6,694	7,379

Net transfers to segregated funds		196	287	308	553
Decrease in actuarial liabilities (Note 9)		(1,000)	(1,895)	(2,540)	(2,087)
Commissions		377	472	752	934
Operating expenses		712	788	1,464	1,628
Premium taxes		63	50	115	112
Interest expense		101	83	199	167

		3,857	3,727	6,992	8,686

Income before income taxes and non-controlling interests		554	773	1,305	1,398
Income taxes expense		11	155	201	257
Non-controlling interests in net income of subsidiaries		5	8	14	16

Total net income		538	610	1,090	1,125
Less: Participating policyholders’ net income		2	2	3	4

Shareholders’ net income		536	608	1,087	1,121
Less: Preferred shareholder dividends		17	18	35	34

Common shareholders’ net income		$519	$590	$1,052	$1,087

Average exchange rates:
	U.S. dollars	1.01	1.10	1.01	1.14
	U.K. pounds	1.99	2.18	1.99	2.24

Earnings per share (Note 4)
Basic		$0.92	$1.03	$1.87	$1.90
Diluted		$0.91	$1.02	$1.85	$1.88
Weighted average shares outstanding in millions (Note 4)
Basic		562	570	563	571
Diluted		563	573	565	574
The attached notes form part of these interim consolidated financial statements.
12       Sun Life Financial Inc. | Second Quarter 2008

Interim consolidated financial statements
Consolidated balance sheets

		As at
		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2008	2007	2007

Assets
Bonds — held-for-trading		$48,689	$50,608	$53,093
Bonds — available-for-sale		9,905	9,148	9,002
Mortgages and corporate loans		21,106	20,742	20,710
Stocks — held-for-trading		4,518	4,438	4,609
Stocks — available-for-sale		719	788	787
Real estate		4,490	4,303	3,959
Cash, cash equivalents and short-term securities		5,382	5,500	4,578
Derivative assets		1,715	1,947	1,779
Policy loans and other invested assets		4,418	4,349	4,455
Other invested assets — held-for-trading		464	440	389
Other invested assets — available-for-sale		738	757	796

Invested assets		102,144	103,020	104,157
Goodwill		6,121	6,018	6,250
Intangible assets		812	775	743
Other assets		4,498	4,478	4,901

Total general fund assets		$113,575	$114,291	$116,051

Segregated funds net assets		$73,245	$73,205	$72,764

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)		$78,208	$79,830	$83,006
Amounts on deposit		3,702	3,747	3,686
Deferred net realized gains		272	276	275
Senior debentures		3,014	3,014	3,046
Derivative liabilities		739	638
Other liabilities		7,471	7,675	6,752

Total general fund liabilities		93,406	95,180	96,765
Subordinated debt (Note 6)		2,546	1,796	1,836
Non-controlling interests in subsidiaries		41	98	77
Total equity		17,582	17,217	17,373

Total general fund liabilities and equity		$113,575	$114,291	$116,051

Segregated funds contract liabilities		$73,245	$73,205	$72,764

Exchange rate at balance sheet date:
	U.S. dollars	1.02	1.00	1.07
	U.K. pounds	2.03	1.98	2.14
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com       13

Interim consolidated financial statements
Consolidated statements of equity

For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2008	2007

Preferred shares
Balance, beginning of period	$—	$1,495	$1,495	$1,250
Preferred shares issued	—	—	—	250
Issuance costs, net of taxes	—	—	—	(5)

Balance, end of period	—	1,495	1,495	1,495

Common shares
Balance, beginning of period	—	7,033	7,033	7,082
Stock options exercised	—	5	5	44
Common shares purchased for cancellation (Note 6)	—	(58)	(58)	(55)

Balance, end of period	—	6,980	6,980	7,071

Contributed surplus
Balance, beginning of period	—	62	62	72
Stock-based compensation	—	39	39	9
Stock options exercised	—	—	—	(7)

Balance, end of period	—	101	101	74

Retained earnings
Balance, beginning of period	109	11,282	11,391	10,309
Net income	3	1,087	1,090	1,125
Dividends on common shares	—	(405)	(405)	(366)
Dividends on preferred shares	—	(35)	(35)	(34)
Common shares purchased for cancellation (Note 6)	—	(151)	(151)	(205)

Balance, end of period	112	11,778	11,890	10,829

Accumulated other comprehensive income (loss), net of taxes (Note 10)
Balance, beginning of period	(14)	(2,750)	(2,764)	(978)
Total other comprehensive income (loss)	1	(121)	(120)	(1,118)

Balance, end of period	(13)	(2,871)	(2,884)	(2,096)

Total retained earnings and accumulated other comprehensive income	99	8,907	9,006	8,733

Total equity	$99	$17,483	$17,582	$17,373

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized (losses) gains on available-for-sale assets	$—	$(337)	$(337)	$72
Unrealized foreign currency translation losses, net of hedging activities	(13)	(2,560)	(2,573)	(2,154)
Unrealized gains (losses) on derivatives designated as cash flow hedges	—	26	26	(14)

Balance, end of period	$(13)	$(2,871)	$(2,884)	$(2,096)

Consolidated statements of comprehensive income

For the three months ended			For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Total net income	$538	$610	$1,090	$1,125
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	(74)	(886)	263	(1,000)
Unrealized foreign currency gains (losses), net investment hedges	55	161	(15)	172
Unrealized losses on available-for-sale assets	(77)	(208)	(321)	(235)
Reclassifications to net income for available-for-sale assets	(13)	(23)	(41)	(41)
Unrealized losses on cash flow hedging instruments	(36)	(20)	(13)	(11)
Reclassifications to net income for cash flow hedges	2	1	7	(3)

Total other comprehensive loss	(143)	(975)	(120)	(1,118)

Total comprehensive income (loss)	395	(365)	970	7

Less: Participating policyholders’ net income	2	2	3	4
Participating policyholders’ foreign currency translation (losses) gains, excluding hedges	—	(3)	1	(3)

Shareholders’ comprehensive income (loss)	$393	$(364)	$966	$6

The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | Second Quarter 2008

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended			For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Cash flows provided by (used in) operating activities
Total net income	$538	$610	$1,090	$1,125
Items not affecting cash:
Decrease in actuarial and other policy-related liabilities	(967)	(1,837)	(2,515)	(1,955)
Unrealized losses on held-for-trading assets and derivatives	1,001	1,228	2,623	1,502
Amortization of deferred gains and unrealized gains on real estate investments	(37)	(29)	(67)	(56)
Accrued expenses and taxes	(75)	80	(456)	(205)
Investment income due and accrued	4	47	(25)	(12)
Other items not affecting cash	61	(183)	80	(336)
Realized losses (gains) on held-for-trading and available-for-sale assets	81	(154)	74	(249)
New mutual fund business acquisition costs capitalized	(11)	(15)	(21)	(34)
Redemption fees of mutual funds	4	6	9	13

Net cash provided by (used in) operating activities	599	(247)	792	(207)

Cash flows provided by (used in) financing activities
Borrowed funds	25	23	10	26
Issuance of senior unsecured financing	66	—	66	—
Issuance of senior debentures	—	—	—	250
Redemption of partnership capital securities	—	(692)	—	(692)
Issuance of subordinated debt (Note 6)	348	398	746	398
Issuance of preferred shares	—	—	—	250
Payments to underwriters	—	—	—	(9)
Issuance of common shares on exercise of stock options	3	6	5	37
Common shares purchased for cancellation (Note 6)	(99)	(152)	(209)	(260)
Dividends paid on common shares	(202)	(183)	(405)	(366)
Dividends paid on preferred shares	(17)	(18)	(35)	(34)

Net cash provided by (used in) financing activities	124	(618)	178	(400)

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	6,673	7,439	13,267	14,068
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(7,110)	(8,144)	(14,292)	(14,323)
Policy loans	(23)	(6)	(44)	(18)
Short-term securities	(252)	256	(353)	13
Cash cost of acquisition	—	(725)	—	(725)
Cash and cash equivalents acquired on acquisition	—	141	—	141
Other investments	(107)	(11)	(61)	15

Net cash used in investing activities	(819)	(1,050)	(1,483)	(829)

Changes due to fluctuations in exchange rates	(47)	(186)	24	(187)

Decrease in cash and cash equivalents	(143)	(2,101)	(489)	(1,623)
Cash and cash equivalents, beginning of period	3,257	5,414	3,603	4,936

Cash and cash equivalents, end of period	3,114	3,313	3,114	3,313
Short-term securities, end of period	2,268	1,265	2,268	1,265

Cash, cash equivalents and short-term securities, end of period	$5,382	$4,578	$5,382	$4,578

Supplementary information
Cash and cash equivalents:
Cash			$3,114	$505
Cash equivalents			2,268	2,808

			$5,382	$3,313

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$148	$95	$182	$106

Income taxes, net of refunds	$136	$155	$279	$388

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     15

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

For the three months ended			For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Additions to segregated funds
Deposits:
Annuities	$2,199	$2,326	$4,711	$4,855
Life insurance	857	211	1,145	1,047

	3,056	2,537	5,856	5,902
Net transfers from general funds	196	287	308	553
Net realized and unrealized (losses) gains	(87)	1,496	(3,276)	2,655
Other investment income	619	680	975	993

	3,784	5,000	3,863	10,103

Deductions from segregated funds
Payments to policyholders and their beneficiaries	2,184	2,217	4,199	4,545
Management fees	228	199	437	411
Taxes and other expenses	22	59	53	106
Effect of changes in currency exchange rates	176	2,712	(866)	3,066

	2,610	5,187	3,823	8,128

Net additions (deductions) to segregated funds for the period	1,174	(187)	40	1,975
Segregated funds net assets, beginning of period	72,071	72,951	73,205	70,789

Segregated funds net assets, end of period	$73,245	$72,764	$73,245	$72,764

Consolidated statements of segregated funds net assets

		As at
	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2008	2007	2007

Assets
Segregated and mutual fund units	$56,272	$58,185	$58,441
Stocks	7,607	7,376	8,129
Bonds	8,630	7,868	5,953
Cash, cash equivalents and short-term securities	1,169	863	696
Real estate	218	202	258
Mortgages	39	38	40
Other assets	1,331	906	1,131

	75,266	75,438	74,648

Liabilities	2,021	2,233	1,884

Net assets attributable to segregated funds policyholders	$73,245	$73,205	$72,764

The attached notes form part of these interim consolidated financial statements.
16     Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.) together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2007 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 8 of these interim consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
GOODWILL AND INTANGIBLE ASSETS
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international reporting standards. The Company will adopt the new standards on January 1, 2009. The Company is currently evaluating the impact that the adoption of this new Section will have on its consolidated financial statements.
3. Disposal
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these interim consolidated financial statements.
4. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Common shareholders’ net income	$519	$590	$1,052	$1,087
Less: Effect of stock options of subsidiaries(1)	4	5	8	10

Common shareholders’ net income on a diluted basis	$515	$585	$1,044	$1,077

Weighted average number of shares outstanding for basic earnings per share (in millions)	562	570	563	571
Add: Adjustments relating to the dilutive impact of stock options(2)	1	3	2	3

Weighted average number of shares outstanding on a diluted basis (in millions)	563	573	565	574

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
Sun Life Financial Inc. | sunlife.com     17

Condensed notes to the interim consolidated financial statements (unaudited)
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit, and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and six months ended June 30, 2008, consists of interest of $32 and $69, respectively, ($37 and $75, respectively, in 2007) and fee income of $13 and $27, respectively ($21 and $41, respectively, in 2007).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2008
Revenue	$2,276	$1,624	$367	$71	$128	$(55)	$4,411
Total net income	$298	$83	$56	$12	$89	$—	$538

June 30, 2007
Revenue	$1,801	$1,944	$433	$182	$198	$(58)	$4,500
Total net income	$282	$156	$68	$17	$87	$—	$610

Results by segment for the six months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2008
Revenue	$4,596	$2,684	$729	$190	$204	$(106)	$8,297
Total net income	$545	$197	$115	$25	$208	$—	$1,090

June 30, 2007
Revenue	$4,175	$4,141	$880	$397	$607	$(116)	$10,084
Total net income	$534	$254	$140	$55	$142	$—	$1,125

Assets by segment as at
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2008
General fund assets	$55,635	$38,854	$782	$5,263	$14,254	$(1,213)	$113,575
Segregated funds net assets	$37,767	$27,504	$—	$1,912	$6,062	$—	$73,245

December 31, 2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

June 30, 2007
General fund assets	$54,527	$41,387	$904	$5,502	$15,013	$(1,282)	$116,051
Segregated funds net assets	$36,077	$27,393	$—	$1,479	$7,815	$—	$72,764

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
18      Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
6. Capital management and capital transactions (cont’d)
This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risks associated with the businesses of the Company. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. As an insurance holding company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment and set internal capital targets. The Insurance Holding Company guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. SLF Inc. was above its internal minimum target capital levels at June 30, 2008, December 31, 2007 and June 30, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at June 30, 2008, December 31, 2007 and June 30, 2007, was above the levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at June 30, 2008, December 31, 2007 and June 30, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local requirements as at June 30, 2008, December 31, 2007 and June 30, 2007.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	June 30	December 31	June 30
	2008	2007	2007

Equity:
Participating policyholders’ equity	$99	$95	$99
Preferred shareholders’ equity	1,495	1,495	1,495
Common shareholders’ equity	15,988	15,627	15,779

Total equity	17,582	17,217	17,373

Other capital securities:
Subordinated debt	2,546	1,796	1,836
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150

Total other capital securities	3,696	2,946	2,986

Total capital	$21,278	$20,163	$20,359

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On January 12, 2008, SLF Inc. renewed its normal course issuer bid to purchase, for cancellation on or before January 11, 2009, through the facilities of the Toronto Stock Exchange (TSX) up to 20 million common shares, representing approximately 3.5% of the common shares issued and outstanding at that time. In 2007, SLF Inc. had a similar normal course issuer bid program during the period from January 12, 2007 to January 11, 2008. In the first two quarters of 2008, the Company purchased under these plans approximately 4.6 million of its common shares at an average price of $45.43 per share for a total amount of $209. Approximately 2.2 million common shares were purchased during the current quarter at an average price of $45.13 per share for a total amount of $99. Of this amount, purchases of approximately $4 were not cancelled until July 2008. As at June 30, 2008, an additional $8 were purchased, but not settled or cancelled.
On June 26, 2008, SLF Inc. issued $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018. The proceeds will be used for general corporate purposes, including investments in subsidiaries.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds were used for general corporate purposes, including investments in subsidiaries.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
7. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded a charge of $2 and a credit of $3 in other net investment income as hedge ineffectiveness for fair value hedges for the three and six months ended June 30, 2008, respectively (credits of $2 and $7 for the three and six months ended June 30, 2007, respectively).
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2009, 2010 and 2011. The amounts included in accumulated other comprehensive income (OCI) related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amounts excluded from the hedge effectiveness assessment for cash flow hedges and recorded as a charge to other net investment income were $1 and $2 for the three and six months ended June 30, 2008, respectively (nil and a charge of $1 for the three and six months ended June 30, 2007, respectively). The Company expects to reclassify losses of $2 from accumulated OCI to net income within the next 12 months.
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consists of the following:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Bonds	$(1,256)	$(1,660)	$(2,116)	$(1,845)
Stocks	87	150	(199)	214
Other invested assets	(6)	34	(33)	53
Cash equivalents and short-term securities	(1)	(4)	—	(4)

Total changes in fair value of held-for-trading assets	$(1,176)	$(1,480)	$(2,348)	$(1,582)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2008		December 31, 2007		June 30, 2007
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$7,403	$538	$4,895	$273	$6,697	$203
Available-for-sale stocks(1)	363	116	238	34	75	4
Available-for-sale other invested assets(2)	122	24	108	12	152	26

Total temporarily impaired financial assets	$7,888	$678	$5,241	$319	$6,924	$233

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $14 as at June 30, 2008 ($13 and $10 as at December 31, 2007 and June 30, 2007, respectively).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $146 as at June 30, 2008 ($120 and $178 as at December 31, 2007 and June 30, 2007, respectively).
For available-for-sale limited partnerships and equities accounted for at cost, management does not consider these assets to be other-than-temporarily impaired as the length of time that the fair value has been less than the cost and the extent of the loss are not sufficient to indicate that the fair value will not recover.
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The Company wrote down $4 and $11 of impaired available-for-sale assets recorded at fair value during the three and six months ended June 30, 2008, respectively ($4 and $11 in the three and six months ended June 30, 2007, respectively). These assets were written down since the length of time that the fair value was less than the cost and the extent of the loss indicated that the fair value would not recover. These write-downs are included in net gains on available-for-sale assets in the interim consolidated statements of operations.
20     Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
8. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2007 annual consolidated financial statements.
A) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not have enough funds available to fund all cash outflow commitments as they fall due. The Company’s policies for managing liquidity risk are included in the 2007 annual financial statements.
The contractual maturities of the Company’s significant financial liabilities as at June 30, 2008 are shown in the following table. Expected general fund policyholder liabilities future cash flows are included on page 48 of the Company’s 2007 Management’s Discussion and Analysis included in its 2007 Annual Report. Maturities of borrowed funds, contractual commitments for operating leases and letters of credit as at December 31, 2007, are included in Notes 11C, 20A and 20C, respectively, of the 2007 annual consolidated financial statements.

	Within	1 year to	3 years to	Over 5	No fixed
	1 year	3 years	5 years	years	maturity	Total

Amounts on deposit(1)	$—	$—	$—	$—	$3,702	$3,702
Senior debentures and unsecured financing(2)	209	418	1,557	4,285	—	6,469
Subordinated debt(2)	151	302	1,403	2,229	—	4,085
Bond repurchase agreements	1,915	—	—	—	—	1,915
Accounts payable and accrued expenses	2,974	—	—	—	—	2,974
Contractual commitments(3)	836	457	36	239	—	1,568

Total liabilities	$6,085	$1,177	$2,996	$6,753	$3,702	$20,713

(1)	Amounts on deposit are generally payable on demand.

(2)	Includes expected interest payments.

(3)	Contractual commitments are not reported on the consolidated balance sheets.
B) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management policies related to currency risk are included in Note 6 of the 2007 annual consolidated financial statements. As described in this policy, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements of that country. Currency risk for financial instruments arises when a net asset and liability mismatch is denominated in a currency other than the local currency in which they are measured. As at June 30, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk for the Company’s actuarial liabilities and the assets supporting those liabilities as at December 31, 2007, and the policy for managing this risk, is included in Note 9 of the 2007 annual consolidated financial statements.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at June 30, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $387. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $402.
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk for the Company’s actuarial liabilities and the assets supporting those liabilities as at December 31, 2007, and the policy for managing this risk, is included in Note 9 of the 2007 annual consolidated financial statements.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at June 30, 2008, would result in an estimated after-tax increase in OCI of $54. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $54.
Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
9. Changes in actuarial liabilities
Changes in actuarial liabilities for the three and six months ended June 30, 2008 and June 30, 2007, are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Actuarial liabilities, beginning of period	$77,508	$85,793	$77,936	$86,415

Change in liabilities on in-force business	(1,781)	(2,537)	(3,923)	(3,703)
Liabilities arising from new policies	781	642	1,383	1,616

Decrease in actuarial liabilities	(1,000)	(1,895)	(2,540)	(2,087)

Actuarial liabilities before the following:	76,508	83,898	75,396	84,328
Acquisition	—	543	—	543
Effect of changes in currency exchange rates	(242)	(3,340)	870	(3,770)

Actuarial liabilities, June 30	76,266	81,101	76,266	81,101
Add: Other policy liabilities	1,942	1,905	1,942	1,905

Actuarial liabilities and other policy liabilities, June 30	$78,208	$83,006	$78,208	$83,006

10. Income taxes included in other comprehensive income (OCI)
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three and six months ended June 30, 2008 and June 30, 2007:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$(19)	$1	$(12)	$6
Unrealized gains and losses on available-for-sale assets	47	30	101	38
Reclassifications to net income for available-for-sale assets	7	8	13	18
Unrealized gains and losses on cash flow hedging instruments	(27)	(18)	6	(15)
Reclassifications to net income for cash flow hedges	(1)	—	(3)	2

Total income taxes benefit included in OCI	$7	$21	$105	$49

11. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three and six months ended June 30, 2008 and June 30, 2007:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Pension benefit cost	$10	$14	$20	$23
Other post-retirement benefit income	$(1)	$(1)	$(3)	$(8)

12. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three and six months ended June 30, 2008 of $37 and $74, respectively, ($35 and $76, respectively, in 2007) are included in fee income in the interim consolidated statements of operations.
13. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
22     Sun Life Financial Inc. | Second Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
13. Commitments, guarantees and contingencies (cont’d)
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
SLF Inc. has guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties, as described in Note 20 of the 2007 annual consolidated financial statements. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

	Results for the three months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2008
Revenue	$90	$3,226	$1,310	$(215)	$4,411
Shareholders’ net income	$536	$352	$156	$(508)	$536

June 30, 2007
Revenue	$25	$2,936	$1,728	$(189)	$4,500
Shareholders’ net income	$608	$403	$207	$(610)	$608

	Results for the six months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2008
Revenue	$195	$6,458	$2,060	$(416)	$8,297
Shareholders’ net income	$1,087	$714	$300	$(1,014)	$1,087

June 30, 2007
Revenue	$86	$6,931	$3,447	$(380)	$10,084
Shareholders’ net income	$1,121	$793	$348	$(1,141)	$1,121

	Assets as at
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2008
Invested assets	$21,354	$77,667	$22,381	$(19,258)	$102,144
Total other assets	$5,901	$10,106	$11,050	$(15,626)	$11,431
Actuarial and other policy liabilities	$—	$64,166	$13,961	$81	$78,208
Total other liabilities	$9,772	$13,593	$13,195	$(18,775)	$17,785

December 31, 2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244

June 30, 2007
Invested assets	$20,562	$77,814	$24,711	$(18,930)	$104,157
Total other assets	$4,080	$10,181	$9,267	$(11,634)	$11,894
Actuarial and other policy liabilities	$—	$65,475	$17,358	$173	$83,006
Total other liabilities	$7,368	$12,386	$10,821	$(14,903)	$15,672

14. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $372, which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com       23

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/I 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/I 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/I 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 6th Floor
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159 Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8000
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Center Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

24     Sun Life Financial Inc. | Second Quarter 2008

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account
details using CIBC Mellon Trust Company’s
Internet service, Answerline® Register at
www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
12/F Tower 1 The Enterprise Center
6766 Ayala Avenue cor Paseo de Roxas
Makati City 1200
Metro Manila, Philippines
From Metro Manila:
Tel: PLDT (632) 830-5353
       GLOBE (632) 755-5353
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax:416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2008 Dividend dates
Common shares

Record dates	Payment dates

February 27	April 1, 2008
May 21	July 2, 2008
August 20*	October 1, 2008
November 19*	January 2, 2009

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 - SLF.PR.A Series 2 - SLF.PR.B Series 3 - SLF.PR.C Series 4 - SLF.PR.D Series 5 - SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
As of July 25, 2008, there were 559,611,312 outstanding common shares, which are the only voting securities.

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Sun Life Financial Inc.	150 King Street West Toronto, Ontario Canada M5H 1J9

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